SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
Form 6-K
______________________
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Report on Acquisition of Treasury Shares by Trust Agreement

1. KT Corp (the “Company”)’s contract for share repurchase trust

A. Date of disclosure with regards to contract for share repurchase trust: February 10, 2026
B. Trust agreement company: NH INVESTMENT & SECURITIES CO.,LTD
C. Date of Trust Agreement: March 10, 2026

2. Acquisition of shares issued by the Company through the trust agreement

Date	Type of Share	Number of Shares		Price paid Per share (KRW)	Aggregate value (KRW)
		Acquired	Disposed
April 1, 2026	Common Share	40,000	—	61,257	2,450,284,100
April 2, 2026	Common Share	40,000	—	60,606	2,424,233,050
April 3, 2026	Common Share	40,000	—	59,961	2,398,441,500
April 6, 2026	Common Share	40,000	—	60,208	2,408,303,600
April 7, 2026	Common Share	40,000	—	59,551	2,382,031,300
April 8, 2026	Common Share	40,000	—	61,919	2,476,748,400
April 9, 2026	Common Share	40,000	—	62,701	2,508,028,150
April 10, 2026	Common Share	40,000	—	62,465	2,498,610,550
April 13, 2026	Common Share	40,000	—	62,760	2,510,407,150
April 14, 2026	Common Share	40,000	—	64,567	2,582,660,450
April 15, 2026	Common Share	40,000	—	64,718	2,588,730,700
April 16, 2026	Common Share	40,000	—	63,986	2,559,456,700
April 17, 2026	Common Share	40,000	—	64,181	2,567,221,000
April 20, 2026	Common Share	40,000	—	63,624	2,544,947,550
April 21, 2026	Common Share	40,000	—	62,844	2,513,770,750
April 22, 2026	Common Share	40,000	—	61,890	2,475,583,150
April 23, 2026	Common Share	31,295	—	61,651	1,929,353,300
April 24, 2026	Common Share	40,000	—	61,874	2,474,943,100

April 27, 2026	Common Share	40,000	—	61,525	2,461,018,400
April 28, 2026	Common Share	40,000	—	61,069	2,442,779,200
April 29, 2026	Common Share	40,000	—	60,659	2,426,354,900
April 30, 2026	Common Share	40,000	—	60,676	2,427,023,450
May 4, 2026	Common Share	40,000	—	60,542	2,421,698,400
May 6, 2026	Common Share	40,000	—	59,435	2,377,413,500
May 7, 2026	Common Share	40,000	—	58,954	2,358,157,950
May 8, 2026	Common Share	40,000	—	59,257	2,370,269,400
May 11, 2026	Common Share	40,000	—	58,810	2,352,392,500
May 12, 2026	Common Share	40,000	—	58,829	2,353,151,550
May 13, 2026	Common Share	40,000	—	59,564	2,382,543,200
May 14, 2026	Common Share	40,000	—	58,699	2,347,964,800
May 15, 2026	Common Share	40,000	—	58,973	2,358,902,800
May 18, 2026	Common Share	40,000	—	56,982	2,279,280,700
May 19, 2026	Common Share	40,000	—	56,608	2,264,325,600
May 20, 2026	Common Share	40,000	—	56,072	2,242,870,000
May 21, 2026	Common Share	40,000	—	55,854	2,234,175,200
May 22, 2026	Common Share	40,000	—	56,135	2,245,382,650
May 26, 2026	Common Share	40,000	—	54,985	2,199,409,400
May 27, 2026	Common Share	50,000	—	53,074	2,653,705,700
May 28, 2026	Common Share	50,000	—	52,120	2,605,975,400
May 29, 2026	Common Share	50,000	—	53,460	2,673,015,700
June 1, 2026	Common Share	50,000	—	53,718	2,685,877,100
June 2, 2026	Common Share	50,000	—	54,004	2,700,216,300
June 4, 2026	Common Share	50,000	—	54,673	2,733,641,400
June 5, 2026	Common Share	50,000	—	53,752	2,687,616,600

June 8, 2026	Common Share	50,000	—	52,696	2,634,785,200
Total	Common Share	1,871,295	—	59,153	110,213,701,500
–The above dates are based on transaction (trade) dates, and the price per share represents the average purchase price.

3. The Company’s share ownership after acquiring issued shares through trust contract (As of June 10, 2026)

	Treasury shares held by the Company		Share acquired by trust contract		Total
Type of Share	Number	Ratio	Number	Ratio	Number	Ratio
Common Shares	10,818,582	4.29%	1,871,295	0.74%	12,689,877	5.04%
Total	10,818,582	4.29%	1,871,295	0.74%	12,689,877	5.04%
–The above ratio represents the proportion of treasury shares relative to the total number of issued shares (252,021,685 shares).
–The number of shares under "Share acquired by trust contract" reflects the status of treasury shares for which settlement has been completed as of the filing date of this report.

4. Changes in shares held by the largest shareholder before and after share repurchase (As of June 10, 2026)

Name	Type of share	Prior to trust agreement	As of June 10, 2026
Hyundai Motor Company	Common Shares	12,251,234	12,251,234
Hyundai Mobis	Common Shares	8,094,466	8,094,466
Total	Common Shares	20,345,700	20,345,700
	Other Shares	-	-
	Total	20,345,700	20,345,700

5. Other matters relating to protection of investors

A. Share repurchase agreement

			(Unit : KRW million)
Date of contract	Contract period	Contract company	Contract amount	Notes
March 10, 2026	From March 10, 2026 to September 9, 2026	NH INVESTMENT & SECURITIES CO.,LTD	250,000	Subject of the report

B. Ratio of Acquisition under the share acquisition agreement (As of June 10, 2026)

Type of share	Number of shares acquired	Aggregate value (KRW)	Ratio of acquisition to trust contract amount	Contract company
Common Shares	1,871,295	110,213,701,500	44.1%	NH INVESTMENT & SECURITIES CO.,LTD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 10, 2026
KT Corporation

By:	/s/ Sun Wook Kim
Name: Sun Wook Kim
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: IR Team Leader